

251, BD PEREIRE - 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 22


03022303

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

SUPPL
SEC MAIL RECEIVED PROCESSING
MAY 27 2003
PROCESSED
JUN 11 2003
THOMSON FINANCIAL
155 SECTION

Paris, May 23rd 2003

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Financial release, published the internet on May 20th 2003 and published on may 21st 2003 on newspaper "Le Figaro, La Tribune Investir" enclosed as Exhibit 1
2. Presentation made to analyst in Paris and London on 21st May 2003 enclosed as exhibit 2

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

E-mail : direction@altran-group.com
ALTRAN TECHNOLOGIES S.A. au Capital de 46.817.065,50 € – R.C.S PARIS 702 012 956

File n° 82-5164


SEC MAIL PROCESSING
MAY 27 2003
WASH. D.C.
SECTION

FINANCIAL RELEASE
EXHIBIT 1

ALTRAN
les ingénieurs de l'innovation

Tuesday 20 May 2003

ALTRAN PUBLISHES ITS RESULTS FOR 2002 AND THE AUDITED TURNOVER FOR THE 1ST QUARTER 2003



SEC
RECEIVED
MAY 27 2003
WASH.

RESULTS FOR THE YEAR 2002

The Board of Directors of the ALTRAN Group met on 20 May together with the Statutory Auditors to validate the 2002 accounts. The shareholders' Annual General Meeting will take place on 30 June 2003

Closing process for the 2002 Accounts

The closing process has followed the strict directives from the finance department to implement a prudent and rigorous accounting policy; they have been verified by the due diligence of the statutory auditors.

The process has shown that operation that should have been included in the 2001 accounts have had an impact on those of the year 2002.
The sum of these operations has been taken into account after tax, and shown as Error corrections.

The turnover and results for the year ending 31 December 2002 under this process are not affected by the corrections made to year 2001.

To facilitate comparison, the *pro forma* results for 2001 containing the corrections having an impact on 2002 accounts, is published at the same time as the results for 2002.

The turnover 2002 is 1 372.9 million Euros

(in million Euros)	2001 as Published	Corrections	2001 Pro Forma	2002
2002 Revenue	1 278.6	- 26.7	1 251.9	1 372.9
Operating Profit	**233.2**	**- 32.8**	**200.4**	**67.4**
	18.2%		*16.0%*	*4.9%*
Financial Result	**- 5.9**	**- 5.3**	**- 11.2**	**- 27.7**
	- 0.5%		*-1.1%*	*-2.4%*
Net Extraordinary Result	**- 2.8**	**- 1.8**	**- 4.6**	**- 6.5**
	- 0.2%		*- 0.4%*	*0.5%*
Corporate Tax & Employee Profit Sharing	- 90.7	7.3	- 83.4	- 26.0
	- 7.1 %		*- 6.6%*	*-1.8%*
Net income before corrections & amortization of Goodwill	134.3	- 32.7	101.6	20.1
Amortisation of Goodwill	- 13.3		- 13.3	- 96.7
Error corrections		- 32.7		- 32.7
Net Income	120.8		88.1	- 109.3
	9.5%		6.9%	-5.9%

The corrections to the 1351.7 million Euros turnover announced on 23 February last, are as follows:

- Deconsolidation of the Brazilian company DTS in the second half of the year : -4.2 million Euros
- Technical corrections: -1.3 million Euros
- Cancelled part of the 2001 turnover in 2002 : 26.7 million Euros

The turnover of 1372.9 million Euros has increased by 9.7% with respect to the pro forma turnover for 2001.

This increase with respect to the pro forma turnover results from internal growth of -5% and a perimeter impact of 270 million Euros.

The operating income is 67.4 million Euros

The operating income for 2002 is 67.4 million Euros, giving an operating margin of 4.9% compared to the 16.0% pro forma margin for 2001.

The main increase in operating costs relate to the payroll expenses which increase by 24% to 957 million Euros, to be compared to an average headcount rise of 17% from one year to the next. The headcount has been reduced by 0.8% in the second half of the year, and by 2.3% in the first quarter of 2003, which will have a positive impact on the operating margin.

This result is affected by amortization and provisions, which increases from 16.0 million Euros in 2001 to 50.1 million Euros in 2002. The depreciation in client accounts, other current assets and the provisions for risks account for 26.5 million Euros.

The Ebitda is 117.8 million Euros representing 8.6% of the turnover.

The net financial result for 2002 is – 27.7 million Euros

The financial result reflects interest payments on Group debt which is 15.5 million Euros for interest on convertible bonds.

Furthermore, in December 2000 the Group invested in the stock of a foreign listed company and in ALTRAN shares for an intended acquisition, of which a part might have been paid in shares.

The acquisition was not made, but the shares were held in off balance sheet equity-swap commitments which were included neither in the 2001 accounts nor in the accounts as of 30 June 2002.
This has generated a financial loss in the P&L due to a loss on the shares of the foreign company and carrying costs.

(in million of Euros)	2001	2002
Impact of net financial expense	-5,3	-2,8
Impact on Corporation Tax	1,6	0,8
Net impact on results	**-3,7**	**-1,9**

The loss on ALTRAN shares reduce shareholders' equity by 9.0 million Euros. On 31 December 2001, the latent loss on the ALTRAN shares was 3.3 million Euros. This latent loss was 8.1 million Euros as of 31 December 2002.

This operation was terminated in March 2003 adding an additional loss of 0.6 million Euros before tax relating to the foreign company shares and for the carrying costs, plus an additional loss of 0.2 million Euros on the ALTRAN shares.
The undoing of this operation resulted in a total loss of 17.0 million Euros, of which 8.6 million Euros relate to 2001.

The net extraordinary income is + 6.4 million Euros

The net extraordinary income is +6.4 million Euros. It reflects for the most part a gain of 7.8 million Euros made on the acquisition and cancelling of 69 010 convertible bonds issued by the Group.

Because of the lower profit before tax, Taxes and Profit Sharing are much lower, at -24.4 million Euros.

Net profit before amortization of goodwill and 2001 corrections is positive by 20.1 millions Euros.

Assets	2001	2002	Passive	2001	2002
Intangible Fixed Assets	476,4	576,4	Shareholders Equity	380,2	250,4
Tangible Fixed Assets	39,5	55,8	Minority Interest	0 ,3	0,1
Financial Assets	17,4	43,5	Provisions	16,3	63,1
Total Fixed Assets	533,2	675,7	Borrowings	0,3	0,1
Stock	4,6	3,8	Convertible Bonds	448,5	430,6
Trade * Receivables	499,5	386,9	Borrowing from Credit Institutions	128,2	196,4
Other Receivables	78,6	147,4	Accrued Interest	15,7	19,9
Total current assets	582,6	538,0	Operating Debt	336,0	329,3
Cash & Marketable securities	321,3	211,4	Payables related to Fixed Assets	115,2	134,1
Miscellaneous	11,4	9,7	Miscellaneous	8,0	11,0
Total	1448,6	1434,9	Total	1448,6	1434.9

* of which 53 million Euros in sales of receivables as of 31 Dec. 2001 and zero as of 31 Dec. 2002

Amortization of goodwill

The Altran Group has implemented an impairment test of its goodwill. This test results in extraordinary amortization of 76.4 million Euros over and above the periodic amortization of 20.3 million Euros.
After this amortization of 96.7 million Euros, the goodwill remains at 510 million Euros.

The correction of errors relating to 2001 is a total of -32.7 million Euros after tax

The corrections pertaining to the year 2001 accounts are mainly due to turnover cancellations of 26.7 million Euros, i.e. a decrease of 2.09% in the published turnover for 2001.
Other corrections are due to operating expenses of 6.1 million Euros which are mainly Amortisation and provisions.

The impact on the financial result is that of the foreign and Altran stock carrying operation on shares detailed above.

The other corrections are due to the extraordinary loss of -1.8 million Euros, and the tax impact on the whole.

Following the recommendations of the statutory auditors, the net amount of the corrections on the 2001 accounts are shown on one line as an amount after tax and has an impact on the net 2002 profits of 32.7 million Euros.

The net result is a loss of 109.3 million Euros, that is, 5.9% of turnover.

The net debt as of 31 December 2002 is 415.5 million Euros, that is an increase of 187 million Euros for the year. During the second half of the year, the actions to better control client receivables brought in around 60 million Euros. At the end of the year, the days sales in receivables decreased to around 85 days.

The actions to control financing needs, have improved account receivable by 113 million Euros, without any receivables having been sold to banks as of 31 December 2002, and the perimeter effect (59 million Euros).

TURNOVER FOR THE 1ST QUARTER 2003

The turnover for the first quarter 2003 which has had a limited review by the group's statutory auditors is 352.9 million Euros, of which 52.6 million Euros having been generated by companies acquired in 2002.

This is close to the average quarterly turnover in 2002.

Impact on Acquisitions in 2002

In the absence of apportionment of adjustments to the turnover in each of the quarters in 2002, ALTRAN will not put forward comparisons quarter by quarter.

PROSPECTS

Considering the uncertainty of the economic outlook, the Group will not put forward any prospects for the following quarters.

The performance of the first quarter illustrates the ALTRAN group's capacity to maintain its widespread business presence, in a difficult economic climate.

In the next few months, actions will be concentrated on :

- business impetus
- improvement of the operating margin
- the continued actions on internal control in order to regain market confidence
- generation of cash

On this last point, the **ALTRAN Group will be able to face the maturity of convertible bonds on the 1 January 2005,** relying on the combination of the reduction of accounts receivable, the mobilisation of client accounts, the centralisation of cash management within the Group, and the improvement in margins. In order to contribute to the financial stability, dividend payments on the accounts for 2002 will not be put forward at the next annual general meeting.

The Group maintains its objective to generate positive cash flow, by the end of 2003.

File n° 82-5164


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C. 155 SECTION

ANALYST PRESENTATION
EXHIBIT 2




ALTRAN

Full year results 2002

Michel FRIEDLANDER
Chief Executive Officer

Eric ALBRAND
Chief Financial Officer

21st May 2003



ALTRAN

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion
8. Appendix

1. Strategy & projects

ALTRAN

An international network of innovation experts



Multi-sector
Aeronautics & Space
Defense
Automotive industry
Transports
Energy
Telecom.
Banking & Insurances
Services
Distribution
Healthcare
Environnement
Building industry
Chemical
Multi-culturel
Germany
Austria
Belgium
Spain
France
United Kingdom
Italy
Luxembourg
Holland
Portugal
Sweden
Switzerland
USA
Brazil
Singapour
Japan

ALTRAN

1. Strategy & projects

A diversified client risk

➢ 7 of our 20 largest clients are non-French groups



17,1%
5,6%
11,2%
66,1%

■ Clients 1 to 10 □ Clients 11 to 20
▤ Clients 21 to 50 ■ Other Clients

1. Strategy & projects

ALTRAN

Innovation is our expertise


Strategy
Industrial investment
Strategy & analysis
Technological
Audit
development
& audit
Project
management
Process monitoring
Gestion de la relation
Clients / fournisseurs
Information
technology
ALTRAN
Organization
Methodology & project
management
System
ingeenering
Technology
expertise
Technology
transfer
Conception / Design
Research &
Developpement
Optimization
& industrialization

1. Strategy & projects

ALTRAN

- **We decide to highlith two important projects :**
 - Sirena : a maritim regulation tool
 - Vlieland : the first 100% renewable energy island
- **These projects show group's capacity of working and implementing various high profile technologies in a project..**
- **And agregate the know-how of different companies in several countries to give an innovative answer to a client need**
- **Altran's strengh is the ability to stay close to its clients but bring them a technology that might have been developped in a different industry or country**

ALTRAN

Maritime traffic : reducing collisions



SIRENA

- A sea traffic control system
- Designed and developed by Altran
- Regulates maritime traffic
- Reduces collisions between ships
- As well as other risks such as oil spills & pollution
- Being implemented in the striats of Gibraltar


SPAIN
MOROCCO

ALTRAN

Environment : 100% green energy


Netherlands
GRONINGEN
HARLINGEN
ZWOLLE
AMSTERDAM
ENSCHEDE
LEIDEN
UTRECHT
ARNHEM
ROTTERDAM
BREDA
TILBURG
EINDHOVEN
GERMANY
BELGIUM
MAASTRICHT

Island of Vlieland (The Netherlands)

- **Auto depenancy using natural resources**
- **Ensuring energy self-sufficiency**
- **Preserving its ecology**
- **Understanding, measuring and modelin : wind sea currents biomass and thermal water sources :**

A fully operational system using renewable non-polluting energy





ALTRAN

Agenda

1. Strategy & projects
2. **Organization & corporate governance**
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion
8. Appendix

ALTRAN

2. Organization & Corporate governance

Historical events

- 11 October 2002 : complementary audit launch by the group with the statutory auditors to identify problems
- 15 November 2002 : audit results publication
- December 2002 : group's new CFO gave closing instructions defining the new group accounting policy
- 20 December 2002 : the new operational organization is in place
- February 2003 : Alexis Kniazeff, group's chairman asks Ricol, Lasteyrie & Associés to identify the causes and reasons for the problems raised during the autumn 2002
- 23 April 2003 : Ricol, Lasteyrie & Associés submits its rapport to Altran
- 26 April 2003 : Frédéric Bonan and Alain Rougagnou, CEO and former CFO left the group

ALTRAN

Organization goals

- **The organization put in place in December is organized around :**
 - The Executive committee
 - An Operational committee
 - An Organization committee
- **The Operations committee manage the day to day business and provide the group Executive committee with weekly update on group's activities**
 - 18 executive directors have now the responsibility for a definite perimeter either local or by sectors. These responsibility range from activity management through perimeter animation and local support group's branches executive
- **The organization committee has for mission to coordinate all support group's functions, from**
 - Close business support to each executive directors managing local activities of the group
 - A coordination of all support functions (HR, Recruitment, Training, marketing)

2. Organization & Corporate governance

Organization' structure


EXECUTIVE COMMITTEE
Alexis Kniazeff, President
Hubert Martigny, Vice-President
Michel Friedlander, CEO
Eric Albrand, CFO
Jean-Michel Martin, Deputy General Manager
OPERATIONS COMMITTEE
6 Executive Directors
Weekly follow up of group's activities
ORGANIZATION COMMITTEE
5 Executive Directors
Perimeter
Executive Director
One Region or one sector
Perimeter
Executive Director
One Region or one sector
18 perimeters
Perimeter
Executive Director
One Region or one sector
Perimeter
Executive Director
One Region or one sector

ALTRAN

Corporate governance

- **Two independent directors with acknowledged expertise in industrial strategy and international development will join the board of Altran**
 - Jean-Louis Andreu, former Managing Director of Schneider International in charge of group activities in Asia-Pacific, South America and Africa
 - Yann Duchesne, former France Managing Director of McKinsey and Managing Director for France of Doughty Hanson
- **Board's membership will be opened to other high profile and independant members**
- **Group's goal is to name one or two others independant directors and form an audit committee within the board in the coming months**

ALTRAN

Conclusion

- The new organization in place since the 20th of december 2002 enables a constant tuning of group operations
- Financial controls have been reinforced but the group continues to deploy control procedures within the group
- Ricol, Lasteyrie & Associés will continue to help the group in implementing auditing system and procedures as well as conducting audit work untill the full implementation of group's own internal audit
- The group is continuing its effort to be in accordance with corporate governance standards

ALTRAN

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. **2002 results**
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion
8. Appendix

ALTRAN

3. 2002 results

2001 results retreated from adjustments

	2001	2001 Adjusted	Change (in €m)
Sales	1278.6	1251.9	(26.7)
Others operating income	10.3	10.3	
EBITDA	249.2	216.4	(32.8)
Total operating expenses	(1055.7)	(1061.8)	(6.1)
Employees Profit sharing	(15.6)	(15.6)	
Operating profit (after profit sharing)	217.6	184.8	(32.8)
Operating margin	*17.0%*	*14.7%*	
Net financial income	(5.9)	(11.2)	(5.3)
Taxes	(75.1)	(67.8)	(7.3)
Net result before goodwill & exceptionals	136.7	105.8	(32.7)
Net exceptional income	(2.8)	(4.6)	(1.8)
Goodwill amortization	*(13.3)*	*(13.3)*	*(0.0)*
Group's net result	120.6	87.9	(32.7)
EPS Before goodwill & exceptionals	1.31	0.96	(0.35)
# of shares for EPS calculation	*91 716 381*	*91 716 381*	


ALTRAN

3. 2002 results

2002 P&L

	2001 adjusted	2002
Sales	1251.9	1372.9
Other operating income	10.3	19.1
EBITDA	216.4	117.5
Total operating expenses	(1061.8)	(1324.6)
Employees Profit sharing	(15.6)	(2.8)
Operating profit (after profit sharing)	184.8	64.6
Operating margin	*14.7%*	*4.7%*
Net financial income	(11.2)	(27.7)
Taxes	(67.8)	(23.3)
Net exceptional income	(4.6)	6.5
Net result before goodwill & 2001 corrections	101.2	20.1
Goodwill amortization	(13.3)	(96.7)
2001 Corrections		(32.7)
Group's net result	87.9	(109.3)

ALTRAN

2002 sales

➢2002 sales growth of 5.3% stands at 1346,1 vs 1351.7 published on 23rd February 2003

€1351.7m

Deconsolidation of DTS (brazil) on H2	€ (4.2)m
Technical adjustments	€ (1.3)m
2001 Sales adjustment	€ 26.7m
Total impact on 2002 Sales	€ 21.2m

€1372.9m

➢Contribution of acquisitions made during 2002 on 2002 sales are of 170,7m€

➢Organic growth over 2001 have been –5.3%

ALTRAN

3. 2002 results

Operating margin analysis

	2001 adjusted	2002	% change
Sales	1251.9	1372.9	9.7%
Others operating revenues	10.3	19.1	85.5%
G&A	(124.9)	(154.8)	23.4%
Total personal costs	(771.8)	(957.1)	24.0%
Provisions	(16.0)	(50.1)	124.6%
Others	(148.9)	(162.6)	13.8%
Operating profit (before profit sharing)	200.4	67.4	(66.4%)
Operating margin (before profit sharing)	*16.0%*	*4.9%*	
Profit sharing	(15.6)	(2.8)	(82.1%)
Operating profit (after profit sharing)	184.8	64.6	(65.0%)
Operating margin (after profit sharing)	*14.7%*	*4.7%*	

3. 2002 results

ALTRAN

Staff evolution

> Staff cost is largely due to an important increase of average staff in 2002

> Staff increase has been led by natural recruiting and acquisitions consolidated on the 2nd quarter of 2002

> In 2001 staff evolution have been gradual



Average staff
+17.2%
14 683
17 203
2001
2002

Total staff evolution



+8.9%
-0.8%
-2.3%
17 862
17 445
Dec 2001
june 02
Dec 2002
march 03

> *Group's target is to adapt its resources to the level of activity through natural attrition and a fine tuning of the hiring process*

> Since the end of 2002 staff evolution is under control

> *First effect have been noticed on Q1*

ALTRAN

3. 2002 results

Financial expenses		€ 27.7m	
	Of which CB Interest	€ 15.5m	Recorded in the P&L
	Of which impact of investment in listed shares	€ 8.1m	
	Impact on 2001	*€ 5.3m*	
	Impact on 2002	*€ 2.8m*	
	Latent loss on Altran's shares	*€ 8.1m*	
	Total Loss	€ 16.2m	

Exceptional revenues		€ 6.5m
	Investment in CB purchased in 2002 (a)	€ 10.1m
	Book value of CB purchased in 2002 (b)	€ 17.9m
	Profit (a-b)	€ 7.8m

3. 2002 results

ALTRAN

Goodwill adjustment

➢ Following the COB recommendation : impairment test has been made on subsidiaries representing € 128.2m of goodwill (22 companies)

➢DCF method applied to valuate goodwill in the balance sheet

Total goodwill amortization	€ 96.7m
Of which Periodic amortization	€ 20.3m
Of which Exceptional amortization	€ 76.4m



3. 2002 results
ALTRAN
Receivables evolution
In €m
In days
500
450
400
350
300
250
200
150
100
50
0
140
120
100
80
60
40
20
0
104 days
124 days
107 days
85 days
210
368
447
387
1999
2000
2001
2002
2003
Receivables
DSO
20 Mai 2003
22

ALTRAN

3. 2002 results

Receivables evolution details

	31 dec 2001	31 dec 2002	Change
Receivables	446.5	386.9	(59.6)
Sales of receivables	53.0	0	(53.0)
Total receivables	499.5	386.9	(112.6)
Provisions impact			(25.8)
Impact of 2001 turnover corrections			(26.3)
Increase of receivables related to 2002 acquisitions			59.1
Receivables improvement			(119.6)

3. 2002 results

ALTRAN

Net debt as of dec 2001	271

2002	
EBITDA	118
Financial revenue	(28)
Exceptional revenue	6
Taxes	(23)
Profit sharing	(3)
2001 adjustments	(14)
WCR change	(16)
Acquisitions cash-out	(207)
	167

Net debt as of dec 2002	435

ALTRAN

Net Debt as of 31st December 2002

Convertible	€430.6 m	Expires: 1 January 2005
Mid-term Bank Loan	€95.7 m	Not Used: €104.3m Term: June 2007
Short-term Bank Loan	€77.6 m	
Sale of Receivables	€0.0 m	
Total Financial Debt	**603.9€ m**	Cash Available €211.4 m
Net Financial Debt	**€392.5 m**	
Employees Profit Sharing	€23.0 m	
Accrued Interest	€20.0 m	
Net Debt	€435.5 m	

ALTRAN

Financial Ratios

Net Financial Debt/ Shareholders Equity	x 1.6
Net Financial Debt/ EBITDA	x 3.3
EBITDA/ Net Interest Expense	x 4.3

ALTRAN

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. **Earn outs**
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion
8. Appendix

4. Earn out

ALTRAN

Earn out principle

- Acquisition are paid through an initial fixed paiement and a five year earn out program
- No earn-out is paid if no increase in net income every year during the earn-out program
- The calculation of earn-outs is <u>based</u> on increase in net income as compared to <u>highest historical</u> during the earn-out period



Net Income
Earn-out Payment
No Earn-out Payment
Earn-out Payment
Earn-out
Payment
N
N+1
N+2
N+3
N+4
Years
Year 1
Year 2
Year 3
Year 4
Year 5

4. Earn out

ALTRAN

Assumptions used to build-up our forecast

➢ **We used three levels of net profit increase every year in our scenarios based on internal forecasts**

- ➢5 % growth
- ➢10% growth
- ➢15% growth

➢ **To build-up our various scenarios we have divided companies under earn out into 3 different categories**

- ➢**Loss making companies in 2002 and 2003.**
 - ➢ Wed haven't factored any earn-out payment during the rest of the earn out program for these companies.
 - ➢5 Companies are in this category.
- ➢**Loss making companies in 2002 but that will break even in 2003.**
 - ➢ We then have used our internal forecast for 2003 and factored in a variable increase of net result during the rest of the earn out program. Every year these companies profit exceed the highest historical earn-out level during the rest of the period they then receive an earn out.
 - ➢20 companies are in this category
- ➢**Profitable companies in 2002.**
 - ➢We have used a variable increase of net profit every year and factored in an earn out every year when the profit is higher than the highest historical level of profit ever achieve by the company.
 - ➢46 ou 48 companies are in this category

4. Earn out



ALTRAN

Earn-out to be paid if 15% growth of net income every year (in €m)



Total cumulative profit of Cie under earn-out 2003-2008 = €287.7m
Total cumulative earn-out 2004-2009 = €107.5m
140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
66,1
70,0
66,3
58,2
23,1
4,0
29,9
24,6
22,5
19,9
9,0
1,6
2003e
2004e
2005e
2006e
2007e
2008e
Earn out to be paid in n+1
Net result of Cie under EO
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n.

Example : €29.9m to paid in 2004 regarding 2003 net result of €66.1m

4. Earn out

ALTRAN

Earn out hypothesis (in €m)

➢ Earn out hypothesis presented are based on an increase every year of net results of companies under earn-out.

➢Earn out calculated on the net results of year n are to be paid on the year n+1

➢ Example : €29.8m in 2003 based on an hypothesis of 15% increase of net profit from 2002 to 2003 will paid in 2004

Every year hypothesis of net result increase used	Total	2003e	2004e	2005e	2006e	2007e	2008e
15%	107.5	29.8	24.6	22.5	19.9	9.0	1.6
For a total net profit of	287.7						
10%	73.7	23.9	17.1	14.2	12.3	5.4	0.8
For a total net profit of	259.3						
5%	44.5	17.8	10.3	7.0	6.3	2.7	0.3
For a total net profit of	233.6						


ALTRAN

4. Earn out

Historical performance of acquisitions since 1996

	1996	1997	1998	1999	2000	2001
Sales excl. Acquisitions	167.7	201.2	284.4	319.6	440.7	606.1
Sales acquired	42.8	90.1	152.8	295.3	459.6	672.5
Net result excl. Acquisitions	18.1	19.8	26.6	35.5	54.9	64.1
Net result acquired	2.6	8.8	17.8	26.9	38.2	70.2

Net margin excl. Acquisitions	10.8%	9.8%	9.4%	11.1%	12.5%	10.6%
Net margin of acquisitions	6.0%	9.8%	11.7%	9.1%	8.3%	10.4%

ALTRAN

4. Earn out

Return on Investment Case Study on 1996 & 1997 Acquisitions

	1996 acquisitions
Initial paiement	11.5
Cumulative earn-out paid over the period	36.1
Total cost of acquisition	**47.6**
Initial profit	1.9
Profit at the end of EO period	13.7
Cumulative profit	**38.7**
Profit next year of EO program exit	12.2

Agenda


ALTRAN

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. **Q1 2003 Sales**
6. 2003 Roadmap
7. Conclusion
8. Appendix

5. Q1 2003 Sales

ALTRAN

- Sequential split of sales of 2002 doesn't offer a reliable basis of analysis
- Q1 2003 stands at €352.9m in line with a theoretical average quarter of 2002 of €343m
- International sales represent 52% of total sales at €183.4m
- France operations contributed for €169.5m
- Contributions of acquisitions realized in 2002 represent €52.5m and no acquisitions had been made on the first quarter of 2003

ALTRAN

5. Q1 2003 Sales

Q1 2003 sales analysis

	Q1 2003
Revenues without contribution of acquired companies (a)	300.3
Contribution of companies acquired in 2002 (b)	52.6
Contribution of companies acquired in 2003 (c)	0.0
Total consolidated (a+b+c)	352.9

ALTRAN

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. **2003 Roadmap**
7. Conclusion
8. Appendix

5. 2003 roadmap

ALTRAN

- Centralize cash avalaible in the group
 - Target : €100m to €150m by 2003 year end
- Achieve sales of receivables
 - Target : €80m to €100m by year end 2003 and up to €150m by year end 2004
- Reduce DSO
 - Target : €50m by year end 2004
- Restore margins
- CB method of refinancing should be disclosed by the end of 2003

Agenda



1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. **Conclusion**
8. Appendix

ALTRAN

6. Conclusion

- The environment remains challenging especially in Q2 2003

- Group's 2003 objectives are clear :
 - Maintain group's commercial dynamism
 - Restore satisfactory margins
 - Reach a sane balance sheet structure
 - Restore confidence in financial statements

ALTRAN

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion
8. **Appendix**

ALTRAN

8. Appendix

2002 Sales by Country (in €m)



ALTRAN

8. Appendix

Q1 2003 Sales by Country (in €m)

Country	Sales (in €m)
Asia	2.8
Austria	2.9
Benelux	24.5
Brazil	2.6
Germany	28.2
France	169.5
Italy	31.7
Portugal	3.9
Spain	30.9
Sweden	6.7
Switzerland	14.6
UK	25.5
USA	9.1
Total	**352.9**

8. Appendix



Earn-out to be paid if 10% growth of net income every year (in €m)



Total cumulative profit of Cie under earn-out 2003-2008 = €259.3m
Total cumulative earn-out 2003-2008 = €73.7m
2003e
2004e
2005e
2006e
2007e
2008e
Earn out to be paid in n+1
Net result of Cie under EO
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n.

Example : €23.9m to paid in 2004 regarding 2003 net result of €63.8m

8. Appendix


ALTRAN

Earn-out to be paid if 5% growth of net income every year (in €m)


140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
Total cumulative profit of Cie under earn-out
2003-2008 = €233.6m
Total cumulative earn-out 2003-2008 = €44.5m
61,5
60,1
51,9
42,3
15,5
2,3
17,8
10,3
7,0
6,3
2,7
0,3
2003
2004e
2005e
2006e
2007e
2008e
Earn out to be paid in n+1
Net result of Cie under EO
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n.

Example : €17.8m to paid in 2004 regarding 2003 net result of €61.5m

ALTRAN

8. Appendix

Summary Balance sheet (in €m)

	2001	2002
Goodwill	454.6	509.7
Other fixed assets	78.6	166.0
WCR	253.8	210.2
Total capital employed	**787.0**	**885.9**
Shareholders equity	380.2	250.4
Provisions	16.6	63.2
Net debt	271.4	435.5
Future payments on acquisitions	118.9	136.8
Total financing and provisions	**787.0**	**885.9**
Restated for sales of receivables	*53.0*	*0.0*



8.Appendix

Consolidated Profit & Loss Account (in €m)

	2002
Sales	1372.9
Other operating income	19.1
Total operating revenues	**1392.0**
Purchases	(62.8)
Outside services	(227.6)
Taxes	(23.1)
Wages, social charges & benefits	(957.1)
Allowance to amortization and provisions	(50.1)
Other operating expenses	(4.2=
Total operating expenses	(1324.6)
Operating income	**67.4**
Financial income	10.5
Financial expenses	(38.2)
Net financial results	(27.7)
Extraordinary income	19.5
Extraordinary expenses	(13.1)
Net extraordianry results	6.5
Employee profit sharing	(2.8)
Corporate income tax	(23.2)
Net income (before amortization of goodwill &2001 corrections)	**20.1**
Goodwill amortization	(96.7)
2001 corrections	(32.7)
Minority interest	0.0
Net group result	**(109.4)**

ALTRAN

8.Appendix

Consolidated Balance Sheet – Assets (in €m)

	2001	2002		
	Net	Gross	Amortization & depreciations	Net
Intangible fixed assets	**476.3**	**735.3**	**158.8**	**576.4**
Goodwill	454.6	654.7	145.0	509.6
Other intangible fixed assets	21.7	80.6	13.8	66.8
Tangible fixed assets	**39.5**	**117.3**	**61.5**	**55.8**
Financial assets	**17.3**	**47.7**	**4.2**	**43.5**
Shareholdings	0.6	8.8	1.3	7.6
Other equity investments	1.3	7.4	0.5	6.9
Loans & guarantees	15.4	31.5	2.5	29.0
Current Assets	**903.9**	**784.5**	**35.1**	**749.5**
Inventory & work in progress	4.6	4.0	0.2	3.8
Advance payments to supliiers	1.4	0.7	0.0	0.7
Trade notes & accounts receivables	499.5	412.8	25.9	386.9
Other receivables	77.1	148.7	2.0	146.7
Marketable securities	210.5	48.7	0.0	41.8
Cash	110.8	169.6	0.0	169.6
Accrual accounts	**11.4**	**9.7**	**0.0**	**9.7**
Pre-paid expenses	6.7	7.0	0.0	7.0
Deferred charges	4.7	2.6	0.0	2.7
Total assets	**1448.6**	**1694.5**	**259.6**	**1434.9**
Restated for sale of receivables	*53.0*	*0.0*		*0.0*

ALTRAN

8. Appendix

Consolidated Balance Sheet – Liabilities (in €m)

	2001	2002
Shareholder's equity	**380.2**	**250.4**
Share capital	45.9	46.8
Premiums	9.1	20.5
Consolidated reserves	206.2	299.7
Translation gains or losses	(1.9)	(7.3)
Net income of the year	120.8	(109.3)
Minority interest	**0.3**	**0.1**
In reserves	0.2	0.1
In net income	0.1	0.0
Conditional pre-payments	0.2	0.2
Contingency & loss provisions	**16.3**	**63.1**
Total liabilities	**1035.3**	**1121.1**
Convertible bonds	464.2	446.0
Borrowing from credit institutions	109.2	158.1
Other borrowings	19.0	38.2
Trade notes & accounts payable	46.9	78.8
Taxes & payroll taxes payables	281.1	250.4
Payable against fixed assets	118.9	134.9
Other debt	8.0	6.5
Accrual accounts	4.3	8.2
Total sharholders' equity and liabilities	**1448.6**	**1434.9**
Sale of receivables	*53.0*	*0.0*

ALTRAN

Summary Cash Flow Statement restated for sale of receivables (in €m)

	2001	2002 FY
Beginning net cash position	**289.4**	**321.3**
Operating cash flow of consolidated companies	149.0	35.8
Change in WCR	(57.2)	(15.6)
Net cash flow generated by operations	**91.8**	**20.2**
Initial payment & complement	(45.8)	(133.3)
Earn-outs	(67.2)	(66.1)
Others	(27.6)	(8.0)
Net cash flow related to investments	**(140.6)**	**(207.4)**
Dividends	(12.6)	(18.3)
Financing transactions	93.3	97.0
Change in cash position	28.3	(108.5)
Closing net cash position	**321.3**	**218.4**
Sales of receivables	*53.0*	[illegible]